EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**01/02/09**
Item IDs	**8.01**
	9.01
Notify via Filing website Only	**off**
Emails	**lisa.williford@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8010209.htm**
	8K
EX-99.1	**ex99_1.htm**
	ARS client letter
GRAPHIC	**logo.jpg**
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>01/02/09</value></field>
                <combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8010209.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8K</value></field>
                <data sid="data1"><filename>k8010209.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>ARS client letter</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

January 5, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

The Company mailed letters today to clients who, as of December 30, 2008 held Auction Rate Securities (ARS) and/or Auction Rate Preferred Securities (ARPS) in a Raymond James brokerage account. The letter provides an update for these clients, including current market conditions for the securities and an overview of Raymond James' perspective on the issue. That letter is furnished as an exhibit to this report.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report.

Exhibit No.

99.1 Letter dated January 2, 2009 issued by Raymond James Financial, Inc. This exhibit is furnished and not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 5, 2009   By: /s/ Jeffrey P. Julien
                                                                                  Jeffrey P. Julien
                                                                                  Senior Vice President - Finance
                                                                                  and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

January 2, 2009

Dear Auction Rate Securities Holder,

As calendar year 2009 begins, it is appropriate to give you an update on the status of your holdings. First, for those of you who purchased your Auction Rate Securities (ARS) and Auction Rate Preferred Securities (ARPS) through us, as opposed to those who transferred shares to Raymond James after initially purchasing them from another broker/dealer, I apologize for being involved in your purchase of these securities. I hope you agree after reading this letter that we are doing everything we can to obtain liquidity as quickly as possible for all affected Raymond James clients.

In the last 60 days, since a number of firms, principally underwriters of these securities, have begun to repurchase these securities, the frequency of complaints and inquiries has understandably increased. For a number of months, we have attempted to provide daily updates to our financial advisors and through our public website to keep everyone advised, as well as to respond individually to those who have written or called us. I had hoped the vast majority of these securities would have been refinanced by now as almost all issuers of the ARS that we distributed have announced intentions to repurchase or refinance these securities.

However, the lack of liquidity and credit in the financial markets has yet to be alleviated in spite of the efforts of the Treasury Department, the Federal Reserve Board and the Federal Deposit Insurance Corporation.

Fortunately, that doesn't mean that substantial progress hasn't occurred since the auctions began failing en masse on February 12, 2008. At that time, our clients owned approximately $2.3 billion of these securities. Currently, that total has been reduced to approximately $1 billion, of which approximately $120 million are liquid, or will be called shortly.

Following is a brief description of the current situation related to ARS held by Raymond James clients, as well as further information for your consideration.

Closed-End Fund Auction Rate Preferred Securities
Most of the securities currently outstanding at Raymond James are Auction Rate Preferred Securities (ARPS) issued by closed-end funds, of which the largest balance, approximately $600 million, were issued by closed-end funds sponsored by Nuveen. Nuveen has announced its intention to refinance these securities as soon as conditions in the market permit and has evidenced this intent with material reductions of $4.9 billion in ARPS to date, or about 32% of all Nuveen closed-end ARPS outstanding as of February 2008.

In addition, Nuveen has applied to the SEC to increase its permissible debt leverage to 50% from 33% to fully redeem its remaining taxable ARPS. The company also believes that there is more demand for variable-rate demand preferred shares (VRDPS), one of its main tools to refinance its ARPS, and is working with large commercial banks to provide the credit facilities necessary to issue additional VRDPS.

As a sub-class, these issues are well-collateralized by longer-term securities with asset coverage requirements. This is why they were initially rated AAA, a rating they maintain today. You might ask why they don't just liquidate the underlying securities in the fund and repay the auction securities. The management companies and the closed-end fund boards believe their primary obligation is to the common shareholders. The rates in the current market environment to refinance the ARPS are almost always higher than the rate (including the penalty) currently being paid on the ARPS. We believe that issuers do have an obligation to either attempt to resolve the auction market or refinance these securities as an implied duty to their preferred shareholders. We have made this point repeatedly and will continue to do so until the issue is resolved.

Municipal and Student Loan Auction Rate Securities
The second major sub-class of ARS are long-term bonds with variable resets of seven, 28 or 35 days issued by municipalities. These securities were also highly rated and/or had their payments guaranteed by bond insurance companies, which resulted in AAA ratings when they were issued. Moreover, most of these securities have records of reliable payments with very few defaults and even fewer real losses. Since the penalty interest rates were generally higher, many of these have already been refunded or their issuers have announced their intention to refinance them. A couple of the issuers – notably Jefferson County, Alabama, sewer bonds – do have some collateral issues but there are a limited number outstanding. A similar problem relates to ARS backed by student loans, which we didn't actively distribute. Even those investors holding these types of securities should experience limited, if any, losses.

Points for Your Consideration
Some of you have asked why we haven't repurchased these securities as have a number of the broker/dealers that were underwriters. Even if we thought we bore the responsibility to do so, we, like numerous independent broker/dealers, are not currently able for two reasons. Raymond James Financial does not have access to the necessary financing at this time to purchase anything near the $1 billion outstanding. Because of the financial crisis, financial institutions aren't generally providing unsecured loans or loans secured by illiquid instruments, at least at any meaningful percentage of the fair value of the securities. Essentially, the whole industry still suffers from the same lack of liquidity. In spite of repeated requests by firms like ours, the government hasn't chosen to liquefy this market by purchasing these securities or offering federal guarantees, as it has for money market fund deposits and certain corporate commercial paper.

It does appear that some banks may be willing to lend a large percentage of the face value of ARS, which might enable us to repurchase them in a priority order. This would be facilitated by our transitioning to a bank holding company, a process we expect to complete by June 2009.

Second, if we could buy the securities, the securities regulators won't give us any "regulatory net capital" credit for those securities because they are illiquid. Apparently, very large banks have been able to obtain or provide financing for the ARS that they underwrote and sold to their clients but haven't repurchased them from clients who bought from other broker-dealers that sold ARS as agents for them. Generally, these large institutions that repurchased these securities, perhaps even with funds provided by the federal government for other purposes, have purchased these securities over an extended period, beginning with those clients with the smallest holdings. All of those securities haven't yet been repurchased.

I have read your letters and understand your frustration with the delays and ask that you consider the following:

1. For almost 20 years, there hadn't been any significant number of failed auctions in auction rate securities. In most cases, the securities had good collateral and coverage ratios. Most had insurance guarantees on the payments of the underlying securities by companies which themselves were well-rated. Although the underlying securities were long term in nature – 30-year bonds to perpetual preferreds – the performance of past auctions was good evidence that there shouldn't be problems with performance.

2. The illiquidity of auction rate securities is one of the manifestations of the "perfect storm" in the financial markets. The subprime crisis in 2007 led to irrational pricing and an absence of liquidity in the markets for many different types of securities. One couldn't obtain reasonable prices for mortgage-backed securities that hadn't experienced material levels of defaults in the underlying securities. Many municipal variable rate note remarketings also failed and bank letters of credit were called to provide liquidity. The commercial paper market became illiquid and required direct government purchases to restore liquidity. Some money market funds broke their dollar price and the industry had to be guaranteed by the government to restore confidence even for those that hadn't experienced problems.* The losses in securities of all types held by major investment banks, commercial banks and mortgage banks caused some of them to go bankrupt or be sold to other financial institutions for extremely low prices. Fannie Mae and Freddie Mac, public companies supported by government guaranteed debt, had to be taken over by the government to preserve a viable U.S. mortgage market. Shareholders lost trillions of dollars in financial service and related company stocks. The United States Treasury had to invest in securities of financial companies and guarantee certain debts to restore stability. The same thing happened globally. Given the turmoil, it's not surprising that auction rate securities have experienced failed auctions and the market is illiquid. While conditions are improving, the financial markets aren't yet operating normally. Although these securities have been illiquid and are taking time to convert to cash, they have still paid a premium return in this maelstrom.

3. Auction rate securities are not cash equivalents. Raymond James makes less money on ARS than we do on client cash deposits, such as our Client Interest Program and Heritage cash funds. Neither Raymond James, nor its financial advisors, had any incentive to offer these securities over our standard depositories. We offered ARS to fill client demand due to their somewhat higher yields and good history in the market.

4. Raymond James understood the remote possibility of an auction failure or a loss on the underlying collateral of these securities, just as there is a risk that a corporation that issues any debt can fail or underlying collateral could have less value. We endeavored to disclose that on our confirmations, in our sales literature and in our advertising, as well as through information available to our financial advisors. Moreover, we carried these securities in a different section from cash equivalents in our client statements to remind people of the distinction.

5. Even though we believe that we have conducted ourselves honorably and provided disclosure,I can understand why you may be worried. I can also appreciate the efforts being made by several states, FINRA and the Securities and Exchange Commission to obtain liquidity for all holders. Some of the underwriters allegedly had knowledge that auctions were failing or in jeopardy, suppressed research reports or employed executives who liquidated their own positions, while still selling to clients. They were motivated to settle. To the best of my knowledge, we didn't participate in those types of acts. I personally owned a large number of auction rate securities on February 12, 2008, when the auctions failed, and still own a large number. Those regulators are currently conducting their own investigations, with which we are cooperating. We will redeem all customer holdings prior to redeeming the holdings of our employees.

In summary, I would ask that you keep several points in mind. Without a calamity in the financial markets that was outside of our control, ARS and ARPS would have likely performed as anticipated. Almost all the securities that we have sold are well-collateralized and have plenty of coverage to pay their appropriate returns. In fact, on most issues, you are receiving a higher rate of interest than the contract rate, as penalties for failed auctions are added to the base rate. When the financial markets stabilize and the economy improves, I expect these issues to be refinanced. While there can be no guarantees, I would anticipate the bulk of refinancings to occur in the coming year. In the meantime, this issue continues to be a very high priority for us. We continue to work with our trade associations and to request that the government intervene as they have in the money markets and for commercial paper investors.

I also understand that you can choose to conduct your business with whomever you wish. We are doing all we can to resolve this issue as quickly as we can within the limits of our financial resources and the current illiquidity in financial markets. We are continuing to put pressure on issuers to speed their refinancing and have asked our financial advisors not to offer the securities of the very few issuers that haven't been responsive to our entreaties or made public commitments to obtain liquidity for their shareholders. We will continue to update you quarterly or more often as events warrant. In the event that you need liquidity, we will continue to make loans available on your auction rate securities. Finally, we will continue to seek ways to finance the repurchase of these securities. I ask for your understanding and forbearance in the meantime.

If you have questions or concerns, please contact your financial advisor or Raymond James Client Services at 800-647-7378.

Sincerely,

Thomas A James
Chairman and CEO

Past performance is not indicative of future results. Ratings are subject to change and do not remove market risk.

* The U.S. Treasury Temporary Guarantee Program provides a guarantee to participating money market mutual fund shareholders based on the number of shares invested in the fund at the close of business on September 19, 2008. Any increase in the number of shares an investor holds after the close of business on September 19, 2008, will not be guaranteed. If a customer closes his/her account with a fund or broker/dealer, any future investment in the fund will not be guaranteed. If the number of shares an investor holds fluctuates over the period, the investor will be covered for either the number of shares held as of the close of business on September 19, 2008, or the current amount, whichever is less. The program was in effect for an initial three-month term. The Secretary of the Treasury has extended the program up to the close of business on April 30, 2009. The Secretary may extend the program until September 18, 2009; however, no decision has been made to extend the program beyond April 30, 2009. If a fund did not participate in the extension, that fund will not be eligible to participate in any potential further extension of the program. Each money market fund makes the decision to sign up for the program. Investors cannot sign up for the program individually. Visit ustreas.gov for further information.